UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Obagi Medical Products, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67423R108

(CUSIP Number)

January 01, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67423R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STONINGTON CAPITAL APPRECIATION 1994 FUND L P 13764929

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0(1)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

0(1)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

(1) Reflects the sale of (a) 2,033,617 shares of the common stock of Obagi Medical Products, Inc. (the "Company") in November 2010 pursuant to a registration statement on Form S-1 that was filed with the Securities and Exchange Commission (the "SEC") on October 26, 2010 and declared effective by the SEC on November 15, 2010, and (b) 2,688,668 shares of the Company's common stock to the Company in accordance with the terms of a Stock Purchase Agreement, dated as of November 15, 2010, by and among the Company the Stonington Capital Appreciation 1994 Fund, L.P. and the other selling stockholder signatory thereto.

CUSIP No.	67423R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stonington Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0(1)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

0(1)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

(1) Reflects the sale of (a) 2,033,617 shares of the common stock of Obagi Medical Products, Inc. (the "Company") in November 2010 pursuant to a registration statement on Form S-1 that was filed with the Securities and Exchange Commission (the "SEC") on October 26, 2010 and declared effective by the SEC on November 15, 2010, and (b) 2,688,668 shares of the Company's common stock to the Company in accordance with the terms of a Stock Purchase Agreement, dated as of November 15, 2010, by and among the Company the Stonington Capital Appreciation 1994 Fund, L.P. and the other selling stockholder signatory thereto.

CUSIP No.	67423R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stonington Parters, Inc. II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0(1)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

0(1)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

(1) Reflects the sale of (a) 2,033,617 shares of the common stock of Obagi Medical Products, Inc. (the "Company") in November 2010 pursuant to a registration statement on Form S-1 that was filed with the Securities and Exchange Commission (the "SEC") on October 26, 2010 and declared effective by the SEC on November 15, 2010, and (b) 2,688,668 shares of the Company's common stock to the Company in accordance with the terms of a Stock Purchase Agreement, dated as of November 15, 2010, by and among the Company the Stonington Capital Appreciation 1994 Fund, L.P. and the other selling stockholder signatory thereto.

CUSIP No.	67423R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stonington Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0(1)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

0(1)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

(1) Reflects the sale of (a) 2,033,617 shares of the common stock of Obagi Medical Products, Inc. (the "Company") in November 2010 pursuant to a registration statement on Form S-1 that was filed with the Securities and Exchange Commission (the "SEC") on October 26, 2010 and declared effective by the SEC on November 15, 2010, and (b) 2,688,668 shares of the Company's common stock to the Company in accordance with the terms of a Stock Purchase Agreement, dated as of November 15, 2010, by and among the Company the Stonington Capital Appreciation 1994 Fund, L.P. and the other selling stockholder signatory thereto.

Item 1.

(a)	Name of Issuer
Obagi Medical Products, Inc.

(b)	Address of Issuer’s Principal Executive Offices
3760 Kilroy Airport Way Suite 500 Long Beach, CA 90806

Item 2.

(a)	Name of Person Filing

This statement is filed jointly on behalf of the persons indentified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. The persons filing this Amendment No. 2 to the Schedule 13G (the "Schedule 13G") are:
i. Stonington Capital Appreciation 1994 Fund, L.P. (the "Stonington Fund")
ii. Stonington Partners, L.P. ("SP")
iii. Stonington Partners, Inc. II ("SP II")
iv. Stonington Partners, Inc. ("Stonington")

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of all filing persons identified in this Schedule 13G is: c/o Stonington Partners, Inc., 600 Madison Avenue, 16th Floor, New York, New York 10022.

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
Common Stock, $0.001 par value per share (the "Common Stock")

(e)	CUSIP Number
67423R108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stonington Capital Appreciation 1994 Fund, L.P.

Date: February 04, 2010	By:	/s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Partner of Stonington Partners, L.P., its general partner, as Partner of Stonington Partners, Inc. II, its general partner

Stonington Partners, L.P.

Date: February 04, 2010	By:	/s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Partner of Stonington Partners, Inc. II, its general partner

Stonington Partners, Inc. II

Date: February 04, 2010	By:	/s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Partner

Stonington Partners, Inc.

Date: February 04, 2010	By:	/s/ John A Bartholdson
Name: John A Bartholdson
Title: Partner

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)